
June 18, 2015

<u>Via E-mail</u>
Lynn Jurich
Chief Executive Officer
Sunrun Inc.
595 Market Street, 29th Floor
San Francisco, California 94105

     Re: Sunrun Inc.
              Amendment No. 2 to
              Draft Registration Statement on Form S-1
              Submitted June 12, 2015
              CIK No. 0001469367

Dear Ms. Jurich:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Principal and Selling Stockholders, page 128</u>

1. Please briefly describe how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions and the consideration paid by the selling security holders.

2. Please disclose any position, office, or other material relationship that any selling security holder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

3. If any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer, please state that the selling security holder is an underwriter. If any selling security holder is

an affiliate of a broker-dealer, please state whether the selling security holder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling security holder is unable to provide these representations, then the prospectus should state that the selling security holder is an underwriter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53
Customers, page 58

4. We note the revised disclosures provided in response to comment 3 in our letter dated May 28, 2015. Please include a footnote to the table presented to disclose the number of customers who purchased solar energy systems for cash for each period presented. This additional disclosure will allow investors to understand the number of customers that will be providing you with recurring revenues.

Estimated Retained Value, page 59

5. We note that you have included a new measure, project value per watt. Please expand your presentation to include your calculation of this measure and to provide investors with a more comprehensive explanation as to the nature and purpose of the measure. To the extent that the calculation of this measure includes estimates and/or assumptions, please provide a description of the estimates and/or assumptions.

Results of Operations, page 68

6. We note that you attribute the entire increase in solar energy systems and product sales to the acquisition of MEC. Please confirm to us that the majority of the $15.4 million increase in sales was earned during January 2015. Otherwise, please expand your discussion and analysis to disclose the additional factors materially impacting solar energy systems and product sales for the interim period analysis. In addition, please disclose the cumulative megawatts deployed for each period presented. Please refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

7. Please expand your discussion and analysis of cost of operating leases and incentives to clarify why these costs as a percentage of the corresponding revenues increased to 95.8% for the fiscal year 2015 period compared to 80.8% for the fiscal year 2014 period.

8. Please provide a discussion and analysis that addresses why cost of solar energy systems and product sales increased as a percentage of the corresponding revenues from 87.6% for the fiscal year 2014 period to 92.5% for the fiscal year 2015 period.

9. Please expand your discussion and analysis of income tax expense (benefit) for the interim period to clarify that you did not have an income tax expense or benefit for the first quarter of fiscal year 2015 because you recognized a valuation allowance for the net loss, if correct.

10. Please disclose the cumulative megawatts deployed for both fiscal years. Please refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 73
Sources of Funds, page 76

11. As you are relying on the new working capital facility entered into during April 2015 as part of your sources of cash, please disclose the amount available to borrow without violating any covenants after considering the $80 million draw on the date of closing.

Critical Accounting Policies and Estimates, page 77
Common Stock Valuation, page 80

12. We note your response to comment 6 in our letter dated May 28, 2015. While you note that you did generate net income attributable to common stockholders during 2010 through 2012, your response does not address how you applied a market multiple to losses for fiscal year 2014. Please advise.

13. We note your response to comment 7 in our letter dated May 28, 2015. It is unclear why you are "susceptible to solar industry specific risks" as it relates to the volatility of the fair value of your common stock but not also when estimating the fair value of your common stock. Please tell us the degree to which the per share fair value of your common stock would be impacted during fiscal year 2014, if you only used solar companies.

14. Please provide us with the components of revenue (i.e., (a) operating leases and incentives and (b) solar energy systems and product sales) for the fourth quarter of fiscal year 2013 and the second, third and fourth quarters of fiscal year 2014.

15. We note your response to comment 10 in our letter dated May 28, 2015. Once you have priced your IPO, please reconcile for us the movements in your estimate of the fair value of your common stock during fiscal years 2014 and 2015, including the price of your IPO, to your most meaningful operating metrics. As noted in your responses to comments 5 and 7, estimated retained value is the primary operating metric used to estimate the fair value of residential solar leasing companies. Based on the information provided in response to comment 8, it is not clear how the changes in the fair value of your common stock compliment the changes of your estimated retained value.

16. Regarding the "estimates obtained from a third-party valuation specialist of the fair value of (your) common stock," we remind you that if you refer to experts in a filing under the

Securities Act, you must name such experts and include their consent. Please revise as appropriate. Refer to Section 436(b) of Regulation C.

Consolidated Statements of Cash Flows, page F-9

17. Please confirm to us that the cash flows to acquire the solar energy systems that were sold, not leased, are included as operating cash flows.

2. Summary of Significant Accounting Policies, page F-8
Solar Energy Systems, net, page F-10

18. We note the revisions you made within MD&A in response to comment 14 in our letter dated May 28, 2015. However, you continue to use a 30 year life for the purposes of calculating the estimated retained value measure, which is inconsistent with your accounting for these systems by depreciating over a 20 year life. Further, your disclosures on page 59 state that all of your customer agreements contain an option to renew the contract for an additional 10 years, to purchase the system, or to have you remove the system. It is unclear why a customer would renew the contract or purchase a system upon completion of the original customer agreement that is at the end of its estimated useful life. Please advise.

Revenue Recognition, page F-17
Operating leases and incentives, page F-17

19. We note that the initial term of your customer agreements is typically 20 years. We further note that you have determined that the estimated useful life of the solar energy systems subject to the customer agreements is 20 years. Please help us understand how you determined that the customer agreements meet the requirements for classification as an operating lease, as you appear to meet the lease term criteria in ASC 840-10-25-1. Please also refer to ASC 840-10-25-43(d).

19. Income Taxes, page F-35

20. We appreciate the information you provided in response to comment 16 in our letter dated May 28, 2015. Please provide us with your weighting of the positive and negative evidence you considered in assessing the realizability of your NOL deferred tax assets, as we note that certain of your positive evidence involves judgments and estimates by management. Please refer to ASC 740-10-30-21 through 30-25 for guidance. Please ensure your analysis addresses the degree to which the evidence is objectively verifiable. To help us better understand your consideration of the positive evidence, please expand the schedule detailing the reversal of your deferred tax liabilities and deferred tax assets to separately present the reversal of your deferred tax liabilities that (a) reverse automatically as time passes; (b) reverse based on assumptions made by management (i.e., customer action is required and/or a tax planning strategy is required); and (c) require you to exercise a call option to acquire the solar energy system to then implement the tax planning strategy. In terms of exercising a

call option, please provide us with a discussion of the cost and how you included this cost in your analysis.

Exhibits, page II-3

21. Please file your syndicated credit facilities as exhibits.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Robert G. O'Connor
    Wilson Sonsini Goodrich & Rosati